SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 3, 2005

(Commission File No. 0-22267)

Tevecap S.A.
(Exact name of registrant as specified in its charter)

Tevecap Inc.
(Translation of Registrant's name into English)

Av. Das Nações Unidas, 7221- 7(0) andar
São Paulo, SP Brazil, 05425-902
(Telephone:  55-11-3037-5127)
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ___.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(6)___.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil.

Date:  May 3, 2005

Tevecap S.A. By: /s/ Carlos Eduardo Malagoni Name: Carlos Eduardo Malagoni Title: Chief Financial Officer
By: /s/ Vito Chiarella Neto Name: Vito Chiarella Neto Title: Customer Relationship & Sales Officer